October 4, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer Thompson

Re:                             Camping World Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-211977)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m., Eastern Time, on October 6, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 26, 2016, through the date hereof:

Preliminary Prospectus dated September 26, 2016:

3,115 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

J.P. Morgan Securities LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: Executive Director

[Signature page to Acceleration Request]